
February 3, 2012

<u>Via E-mail</u>
Mr. Gregory C. Brown
Executive Vice President and General Counsel
PCEC (GP) LLC
515 South Flowers St., Suite 4800
Los Angeles, California 90071

>   **Re: Pacific Coast Oil Trust**
>   **Pacific Coast Energy Company LP**
>   **Registration Statement on Form S-1**
>   **Filed January 6, 2012**
>   **File No. 333-178928**

Dear Mr. Brown:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   In an amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure with each amendment. Please allow us sufficient time to review such information.

2.   To the extent that comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments. Be sure to address each point raised by each numbered comment. Moreover, your response letter should include page number references keying each response to the page(s) in the precisely marked version of the amended filing where the responsive disclosure to each numbered comment or bullet point can be found. This will expedite our review.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments.

4.   Please file all omitted exhibits, including opinions of counsel, as soon as practicable. You will need to allow time to respond to any comments that result from our review of the exhibits once they are filed.

5.   Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

6.   Please review and revise your filing wherever necessary to be consistent with the disclosure guidelines set forth in Securities Act Release 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests as well as Industry Guide 5. Refer generally to Item 901(b) of Regulation S-K and Section III.D of Securities Act Release No. 33-6922 for the definition of "partnership" that encompasses "finite-life entities." For example, please provide the cover page disclosure set forth in Section II.A.3.a of Release 33-6900 and the information required by Section 1.D. of Industry Guide 5.

Prospectus Summary, page 1

7.   In the third paragraph of the introductory section, you mention "certain payout milestones." Either describe the milestones or provide a cross-reference to where they are disclosed.

Key Investment Considerations, page 4

8.   We note your statement in the third bullet that "[t[he fields within the Underlying Properties were estimated to hold approximately 1.6 billion Bbls of original oil in place." Provide us with the source (report, article, etc.) of that statement. In that regard, we remind you of the Instruction to Item 1202 of Regulation S-K which indicates that estimates of oil or gas resources other than reserves shall not be disclosed in any document.

Risk Factors, page 6

9.   In the second bullet on page 7, provide a cross-reference to more detailed disclosure of the "certain circumstances."

Summary Historical, Unaudited and Pro Forma Financial, Operating and Reserve Data of PCEC, page 8

10.   We note that your "unaudited" label in the second chart on page 9 and the chart on page 53 appears to be misplaced. Please revise for clarity.

11.   Wherever practicable in your charts, please separate predecessor and successor financial periods; audited and unaudited financial periods; and pro forma and historical financial information with heavy black vertical lines. This would be useful on pages 9, 33, and 53.

Summary Projected Cash Distributions, page 11

12.   Revise the table on page 12 to clarify whether the "assumed realized sales prices" reflect the impact of hedging. If not modify the table to also reflect such a price.

Risk Factors, page 16

The trust is management by a trustee who cannot be replaced . . ., page 24

13.   Please revise to clarify whether you intend to hold annual meetings of trust unitholders. In that regard, we note your disclosure that there is no requirement for you to do so.

Beneficial Ownership of PCEC, page 37

14.   Indicate the beneficial owners of Metalmark BreitBurn Holdings, LLC, Greenhill Capital Partners, LLC and Wells Fargo Central Capital Pacific Holdings, Inc.   These appear to be the ultimate beneficial owners of the shares in the Trust held by PCEC.

Projected Cash Distributions, page 41

15.   We note your disclosure that the projected financial information was based on the hypothetical assumption that prices for oil (WTI) and natural gas (Henry Hub) remain constant at $103.00 per Bbl of oil and $3.50 per MMBtu of natural gas during the twelve months ending March 31, 2013. Please revise your filing to describe in necessary detail your basis for using such prices.

16.   We note that you have provided projected information for the twelve months ending May 31, 2012. As you intend to make monthly distributions, demonstrate your ability to make payments on a monthly basis. For example, you could expand the table on page 43 to show the distributions by month. In addition, please provide information regarding operating and development costs on a per Boe basis.

17.   We note that the amount presented as total sales from developed properties for the twelve months ending May 31, 2012 (i.e., 1,283.5 MBoe) exceeds the total sales volume for the fiscal year ended December 31, 2010 and the prorated sales volume for the nine month

period ended September 30, 2011. We note further that you have attributed this increase to development drilling. Please provide additional explanatory disclosure supporting this expected increase in sales volume. Your revised disclosure should address the compounded annual estimated decline rate of 3.5% for the period from 2012-2016 for proved developed reserves as disclosed on page 3 of your filing.

18.   Please provide disclosure describing any factors that resulted in material differences between cash distribution per unit for the twelve months ending May 31, 2012 compared to the most recent pro forma information presented in your filing.

19.   In the second paragraph on page 41, you reference direct operating expenses and administrative expenses. Please advise whether such expenses include compensation to the General Partner, its officers or directors, in addition to the monthly payment to be made under the Operating and Services Agreement.

Significant Assumptions Used to Prepare the Projected Cash Distributions, page 44

20.   In the second paragraph, you reference "the reserve report." It is not clear if this is report filed as Exhibit 99.1.   Please advise. If it is not, provide the report to us supplementally as part of the materials requested elsewhere in this letter.

Sensitivity of Projected Cash Distributions to Oil Production and Prices, page 46

21.   We note your disclosures with respect to the sensitivity of projected cash distributions per trust unit to changes in NYMEX futures pricing, which at present contains blank spaces to be filled in. With a view towards disclosure, when the number of trust units is known please tell us the threshold prices at which the trust would be unable to make the monthly cash distribution.

The Underlying Properties, page 48

22.   Please furnish to us the petroleum engineering reports you used as the basis for your proved reserve disclosures, including the following:

   a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;
   b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
   c) Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;
   d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and prove undeveloped categories (six entities in all) as well as the AFE for each of the

three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Marketing and Post-Production Services, page 58

23.   Clarify how the sales to ConocoPhillips are conducted – contract, purchase agreements, etc. If there is a long-term contract or agreement underlying those sales, file that document as an exhibit to the registration. If there is no such document, expand the risk factor disclosure on page 22 to so indicate.

United States Federal Income Tax Considerations, page 80

24.   You indicate in the opening sentence that the disclosure in this section "unless otherwise noted, in the following discussion, is the opinion of Latham & Watkins LLP." However, in the sixth paragraph on page 81, you indicate the "remainder of the discussion below is based on Latham & Watkins LLP's opinion." It appears that you are attempting to use both a long and short form opinion. Please clarify. We note that you have not yet filed Exhibit 8.1.

Tax Classification of the Net Profits Interests, page 82

25.   You disclose that PCEC and the trust intend to treat the portion of the purchase price of the trust units attributable to the right to receive a distribution based on the profits from and after April 1, 2012 attributable to production from the Underlying Properties for the period commencing April 1, 2012, and ending on the closing date of this offering as a tax-free return of capital when such distribution is received. You further disclose that the tax treatment of such a distribution is subject to uncertainty because there are no authorities that directly address the treatment of such a payment and, as a result, Latham & Watkins LLP is unable to opine on the tax treatment of such amounts. Please have Latham & Watkins discuss the possible alternatives and risks to investors from this uncertainty.

<u>Pacific Coast Oil Trust Unaudited Pro Forma Financial Statements</u>

<u>Notes to Unaudited Pro Forma Financial Statements</u>

<u>Note 4. Income from Net Profits Interest, page F-10</u>

26.   Please add a footnote to explain how the pro forma excess of revenues over direct operating expenses of the Underlying Properties is calculated (i.e., $50,249 for the nine months ended September 30, 2011 and $42,638 for the year ended December 31, 2010). Please note that we may have additional comments with respect to your pro forma financial statements after the per-unit sales price has been determined.

<u>Note 5. Pro Forma Adjustments, page F-10</u>

27.   We note that you have included a pro forma adjustment for estimated general and administrative expenses. Please note that pro forma adjustments should be limited to items that are 1) directly attributable to each specific transaction, 2) factually supportable, and 3) expected to have a continuing impact. Please tell us how this adjustment meets these criteria or remove it from your pro forma statement of distributable income. Refer to Rule 11-02(b)(6) of Regulation S-X.

<u>Financial Statements of Pacific Coast Energy Company LP</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Supplemental Information, page PCEC F-31</u>

<u>Costs Incurred, page PCEC F-31</u>

28.   We note that you have presented disclosure showing asset retirement costs incurred. Please revise to disclose whether these costs are deemed to be property acquisition, exploration, or development costs. Refer to FASB ASC 932-235-50-18.

<u>Supplemental Reserve Information, page PCEC F-32</u>

29.   We note that you recorded adjustments for revisions of previous estimates totaling 7,596 MBoe during the fiscal year ended December 31, 2010 and 7,251 MBoe during the fiscal year ended December 31, 2009. Please expand your disclosure per page PCEC F-34 to provide additional disclosure explaining the causal factors underlying these changes. Refer to FASB ASC 932-235-50-5.

Pacific Coast Energy Company LP Unaudited Pro Forma Financial Statements, page F-6

Notes to Unaudited Pro Forma Financial Statements

Note 2. Pro Forma Adjustments, page PCEC F-40

30.   We note that pro forma adjustment (c) relates to the gain on the sale of units in Pacific Coast Oil Trust. Please tell us whether you intend to defer a portion of the gain or if the full amount will be recognized when the unit offering is complete. With your response, please refer to the relevant authoritative accounting literature.

31.   We note that pro forma adjustment (d) appears to represent the calculated net profits interest as a reduction to sales revenue. Please tell us why you concluded that this presentation is more appropriate than adjusting each affected line item (i.e., sales revenue, operating costs, etc) for the pro forma amounts attributable to Pacific Coast Oil Trust on a gross basis.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Sean T. Wheeler
        Latham & Watkins LLP